Exhibit 99.1

RNS Number: 6604S
Wolseley PLC
01 December 2003

NEWS RELEASE
1 December 2003

Wolseley enters the Swiss market with the acquisition of
Tobler for CHF118 million (£52 million)

Wolseley plc, the world's leading specialist trade distributor of plumbing, heating and building material products, announced today that one of its wholly owned subsidiaries had acquired Tobler Management Holding AG ("Tobler") from CapVis, a financial investor. The acquisition of Tobler is in line with Wolseley's strategy of wider expansion of its operations into new geographies, and Wolseley now has a presence in 13 countries. The cash consideration of CHF118 million (£52 million), including net debt acquired, was financed from Wolseley's existing resources. The acquisition completed on 28 November 2003.

The Tobler business

With a market share of around 22%, Tobler is the leading wholesaler for heating, ventilation, air-conditioning and "behind the wall" sanitation products in Switzerland and is also one of the leading providers of technical maintenance services. For the year ended 31 December 2002, Tobler reported sales of CHF 236 million (£105 million) and operating profit, before goodwill amortisation, of CHF15.8 million (£7.0 million). Net assets, excluding debt, at that date were CHF 76 million (£34 million). Tobler employs approximately 600 people in its network of 21 branches which are supported by six "super branches".

The key operational management of Tobler will remain with the business and join the Wolseley group reporting to Gerard Legtmann, Wolseley's Chief Executive Officer Europe.

Financial effects of acquisition

The Tobler acquisition will be earnings enhancing from the outset and the return on capital in the first full year of trading is expected to be in excess of Wolseley's current weighted average cost of capital.

This is Wolseley's fourth acquisition since the beginning of the financial year on 1 August 2003, taking total acquisition spend to £66 million. These acquisitions are expected to add an additional £142 million to group sales in a full year.

The segmental split of the total acquisition spend is as follows:

Division	No. of Acquisitions	Spend £ million

European Distribution	1	52

US Building Materials Distribution	1	4

North American Plumbing & Heating
Distribution	2	10

TOTAL	4	66

Charlie Banks, Group Chief Executive, said:

"We are delighted to announce this acquisition which is in line with our strategy to expand our operations in continental Europe. Tobler is an excellent company and, as the leader in the Swiss market, it provides Wolseley with a platform for further organic growth. We look forward to welcoming the Tobler management and employees into the Wolseley group and to driving the business forward together."

Note: An exchange rate of £1=CHF 2.25 has been used throughout this announcement.

FURTHER INFORMATION:

Wolseley plc	Brunswick Group Ltd
Tel: 0118 929 8700	Tel: 020 7404 5959
Steve Webster – Group Finance Director	Andrew Fenwick
Guy Stainer – Head of Investor Relations	Sophie Fittona Richmond

Notes to Editors

Wolseley is the world's largest distributor of plumbing and heating equipment and a market leading distributor of building materials to professional contractors. Group sales for the year ended 31 July 2003 were approximately £8.2 billion and operating profit, before goodwill, was £473 million. Wolseley has around 47,000 employees operating in 13 countries across Europe and North America, namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Luxembourg, Denmark.

- ENDS -

This information is provided by RNS
The company news service from the London Stock Exchange

END